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SEC FILE NUMBER
000-15829

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
FIRST CHARTER CORPORATION

Full Name of Registrant
Not Applicable

Former Name if Applicable
10200 David Taylor Drive

Address of Principal Executive Office (Street and Number)
Charlotte, North Carolina 28262-2373

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
First Charter Corporation (the “Corporation”) is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (the “Form 10-K”) by the prescribed due date without unreasonable effort or expense. The Corporation has experienced the following delays in connection with the Form 10-K. The Corporation’s management experienced delays in completing its annual assessment of internal controls over financial reporting and has identified material weaknesses in those internal controls. Further, the Corporation has just recently completed its SAB 108 (“Guidance on the Consideration of the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”) analysis with respect to a number of matters including its accounting for mortgages. In addition, the Audit Committee of the Board of Directors is conducting an inquiry regarding certain accounting policies and estimates, primarily but not exclusively related to the Corporation’s acquisition of GBC Bancorp, Inc., compensation matters, and related controls and procedures. These factors have in-turn contributed to delays in completing the preparation of the Corporation’s financial statements for the fiscal year ended December 31, 2006 and delays in the review and audit of such financial statements by the Corporation’s outside auditors. The Corporation continues to dedicate significant resources to the preparation of its financial statements, internal control testing and reporting and preparation of the Form 10-K. The Corporation’s ability to file the Form 10-K before the fifteenth calendar day following its prescribed due date remains subject to the completion of the matters described above as well as the completion of any related procedures to be performed with respect to the above-referenced matters by the Corporation’s outside auditors.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Charles A. Caswell	704	688-1112
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation of Anticipated Change

As previously disclosed in the Corporation’s Form 8-K dated February 5, 2007, the Corporation reported net income of $48.2 million for the fiscal year ended December 31, 2006. This compares with net income of $25.3 million for the fiscal year ended December 31, 2005. It is anticipated that the previously reported net income for fiscal 2006 will be adjusted as a result of the SAB 108 implementation and correction of certain 2006 matters, and management currently believes that such adjustment will reduce previously reported net income by approximately $250,000 to $500,000. This determination remains subject to the Corporation’s completion of its year-end procedures related to its financial statements for the fiscal year ended December 31, 2006, including its SAB 108 analysis, and the completion of the audit of these financial statements by the Corporation’s outside auditors.

Note: This Form 12b-25 contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, including statements regarding the Corporation’s intention to file its Form 10-K on or before the fifteenth day following its prescribed due date (the “extension deadline”) and the completion of matters necessary to permit filing by the extension deadline. There can be no assurances that these forward-looking statements will be achieved, and actual results could differ materially from those suggested by such forward-looking statements. Important factors that could cause actual results to differ materially include: whether the Corporation can complete its financial statements by the extension deadline, in light of material weaknesses in its internal controls; whether the Corporation can complete by the extension deadline matters relating to its SAB 108 analysis with respect to its accounting for mortgages and other matters and related adjustments; whether the inquiry being conducted by the Audit Committee of the Board of Directors can be completed by the extension deadline, and if so, whether the findings and results of such inquiry require additional delays; whether all or any of these matters affect the ability of the Corporation’s outside auditors to complete their audit and any related procedures required with respect to the Form 10-K; the impact, if any, of the results and findings on the financial statements of the Corporation; the Corporation’s inability to timely file reports with the Securities and Exchange Commission and any resulting impact on its ability to meet NASDAQ listing requirements; and risks of litigation and governmental or other regulatory inquiry or proceedings arising out of or related to any of the matters described above. Therefore, any forward-looking statements in this Form 12b-25 should be considered in light of various important factors, including the risks and uncertainties listed above, as well as others. The Corporation makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

FIRST CHARTER CORPORATION
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 2, 2007	By	/s/ Charles A. Caswell

		Name:	Charles A. Caswell
		Title:	Executive Vice President and Chief Financial Officer